Newchip Investment App

Software | Main Street | Technology | B2C | Education

App acquired by KingsCrowd. Newchip is now a startup accelerator and fund.

NEWCHIP.COM AUSTIN



As a career entrepreneur I know how difficult it is to build startups outside the valley, so after we sold our investment app, I made it my goal to increase access to capital and mentorship to founders of all backgrounds. Newchip's online accelerator condenses decades of startup experience into a six month MBA intensive in entrepreneurship.

Ryan Rafols Founder & CEO @ Newchip Investment App

Why you may want to support us...

1. Backed by JV, YGC, Sputnik, Youbi, Polymath, and executives from Goldman Sachs + Credit Suisse.
2. Our portfolio of startups have raised over $100M+ in capital from 100,000+ investors all over the world.
3. Ranked in Top 50 Global Startups from 67 countries by G-Startup Worldwide (judges included Tim Draper, Sequoia Capital, Softech and more).
4. Ranked #1 for startup investing on App Store, Top 10 for fundraising and investing, App Store Top 100 in Finance.
5. Ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase
6. Want to see first-hand what Newchip is all about? Apply at: www.newchip.com

Why investors ❤ us

WE'VE RAISED $3,178,770 SINCE OUR FOUNDING



Until recently, only wealthy individuals and VC's like us could invest in the hottest start-ups. Newchip helps democratize investing in high-growth start ups, fueling not just the entrepreneurial environment, but also puts an octane boost into the investment plans of the average investor. There are hundreds of crowd investing platforms and that's why aggregating them into a single market is such a revolutionary idea. Newchip is bringing massive value to the industry and we love the team. That's why we're invested in them!

Joe Merrill

Partner, Sputnik ATX



Hi All, This is Aditya and I like your platform which is said to be secured way for investing on business . Hope you will achieve greater heights in future Thanks Aditya Vardhan K

Aditya Vardhan



Owner of Film Mavericks a commercial video production studio.

Jordan Bunch

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ryan Rafols

Founder & CEO

Engineer, Founder of 3 startups starting at age 17, 7+ years in public & private sector fundraising



Matt Bell

Board Member

Founder/GM: Bell Interactive- digital consultancy firm, Former Head of Digital Marketing- Treehouse

In the news

INVEST IN THE FUTURE OF FINANCE

Newchip is a new type of financial technology (FinTech) company built from the ground up to be owned by the people it brings the most value to, its own users. You can get in on the ground floor of a pre-IPO FinTech company that is going to revolutionize how people find and make investments online.

In 2016, the JOBS Act made it legal for everyday Americans to invest alongside accredited investors. Two years later, the market is growing rapidly. Close to $100M has been invested through Regulation Crowdfunding and the number of successful offerings increased 202% in 2017.

The problem is that the current market is fragmented across 50+ platforms around the nation.



This fragmentation makes it difficult for investors to find and compare deals. Additionally, customer acquisition cost is a challenge for Regulation Crowdfunding platforms. At Newchip, we shrink that fragmentation one investment at a time to help investors find and invest in companies they believe in, while also helping platforms connect to investors.

Newchip Pulls Together a Fragmented Market

Our vision is to bring together the entire market through data and transparency to build a virtual market hub. We want to help investors make informed and educated decisions with their hard earned money.

As an aggregator marketplace, we make it easy to search, explore and compare investment deals from a wide variety of investment platforms through our simple and easy to use interface.

Our long-term goal is to build an exchange that would become the underlying infrastructure for investors to trade upon between our partner network, much like NASDAQ or NYSE are for the traditional markets.

We truly believe and our vision is to make Main Street the new Wall Street and make venture and startup investing affordable and available to everyone.


newchip
Tap. Ready. Roll

Checkout this review on NC by J. Clarington!

Our Revenue Comes From Partnerships

How Does Newchip Make Money?

We generate revenue through partnerships with 20+ partners via monthly listings fees and converted new user registrations. In the future, we expect new revenue streams to come from fees associated with a potential future exchange platform as well as dozens of new partnerships and affiliates. We're covering 15% of our operating cost with revenue and expect to be profitable in 15 months.

What Sort of Return Can I Expect?

As with any investment, it's impossible to say what will happen in the future. But we can tell you what we hope to achieve. Online investing is a massive multi-trillion dollar global industry. We believe Newchip is the sort of idea that can transform it. When you invest in Newchip you are buying future stock in the company (see SAFE notes). It's like investing in Disney back when it was just Walt and Roy. You can use this calculator to get an ROI estimate.

As a pre-IPO startup, an investment in Newchip carries risk, on the other hand startups that succeed can change the world and provide staggering returns for investors. Our current valuation cap (the price you are investing at) is at $15 million. If we're successful, we believe Newchip could someday be a significant player in the finance industry.

We believe in Newchip and so do our investors. All of our investors are in the same boat -- we don't succeed unless you succeed. We're swinging for the fences, and while no one can guarantee success, we're doing everything in our power to make this the best investment you've ever made.

Our Progress & Goals

We've been hard at work on Newchip for nearly 2 years. We've raised significant capital from venture capitalist around the world and now we want to offer an opportunity to our own users to invest in us!

If we raise our fundraising target, we'll use the funds for continued tech development, marketing, advertising, and revenue generating activities to expand Newchip and build out our marketplace.


Our Founders Come Together
Beta Launched at SXSW
Ranked Top 50 Startups Global 2017 by G-Startup Worldwide
Newchip We
Platform La
Start Series A Raise
We'll be starting the process of our secondary market.
Start Series B Raise for Global Expansion
First expansion to China and Asia, and then to Europe!
August 2016
March 2017
September 2017
February 2018
August 2018
May 2019
December 2016
May 2017
October 2017
June 2018
March 2019
Reach 500k Users and Profitability
We also plan to launch our exchange at SXSW
Product Announcement
Closing Pre
Pitch at Finc
Raised $1M
VC's + Ange
Close $1M in investments from VC's

Letter From Our CEO



Our CEO speaking at the North American Regulators Conference

Dear Investors,

Newchip simplifies investing online. We have a rapidly growing user base and revenue, and most importantly, we're helping new investors and entrepreneurs every day. The reason we are raising with Wefunder is to give our own users and people who see our vision the opportunity to join our community - to be a part of the team here at Newchip. We want you to become a part of this, a part of our journey, because at Newchip, we are changing the future of investing.

*Our team has the background to make this dream a reality and with your help, we bel we can become bigger than Robinhood, bigger than E*Trade, and bigger than the NASDAQ. Traditional finance and the wealth of the world is held and controlled by a select few. Our vision is a world where everyone has a stake in their futures, our dollar is our vote, and the best companies, entrepreneurs, and those that truly give back to their investors win.*

I'll be available 24/7 to answer all your questions below in the comment section! Together lets can change the world $100 at a time!

Sincerely,

Ryan Rafols

Newchip Around the World

We've been hard at work to make this a reality since the launch of the industry and look forward to you joining our team too! Don't forget to follow us on Instagram and Facebook!



Christening our new office



Our team and investor Christmas party



Giving back to Toys for Tots



Platform partner dinner



Pitching to VC's in China



Our first conference flight as a team


WORK HARD.
STAY HUMBLE

Our company motto



Beta launch at SXSW Festival



KFC stop on the way back from China



Team flight photo


Christmas

Our first Christmas as a team!



Beta launch at SXSW



Office grand opening team photo



Exploring between VC meetings in China



Our first international pitch competition



Trying out a equity crowdfunded restaurant with our investors



Newchip and our investor team!

The Alternative Investment Market is Young and Booming

200M+	$57B	20M+	$1,500
Americans who can now legally invest in startups.	Estimated global alternative investment market by 2022.	Americans who have already participated in crowdfunding.	Average investment amount from our users.


Newchip Investor Users
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18


Newchip Investment Deals
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18

Pitch Deck


G-STARTUP WORLDWIDE
Top 50 Global Startups 2017
App Store
#1 for Startup Investing in App Store
JadeValue
Powered by CashBUS
TVL
newchip
Investing starts here
As Featured In:
CIO
BARRONS
MarketWatch
Finextra
Mergermarket
CNBC
Inc.

Investor Partners

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our accelerators provide founders with all of the tools, skills, and mentorship necessary to build, scale, and fund their startups.

Where will your company be in 5 years?

We'll be on fund 2 helping our next big batch of startups.

Why did you choose this idea?

As a career entrepreneur I know how difficult it is to build startups outside the valley, so after we sold our investment app, I made it my goal to increase access to capital and mentorship to founders of all backgrounds. Newchip's online accelerator condenses decades of startup experience into a six month MBA intensive in entrepreneurship.

Financials

Newchip Investment App has financial statements ending December 31 2019. Our cash in hand is $61,388.10, as of April 2020. Over the three months prior, revenues averaged $190,000/month, cost of goods sold has averaged $4,000/month, and operational expenses have averaged $187,500/month.

At a Glance

January 1 to December 31

$752,606 +16X
Revenue

-$904,247
Net Loss

$174,739 +16X
Short Term Debt

$567,356
Raised in 2019

$61,388
Cash on Hand
As of 04/ 3/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our accelerator program provide founders with all of the tools, skills, and mentorship necessary to build, scale, and fund their startups.

Milestones

Newchip Inc. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Backed by JV, YGC, Sputnik, Youbi, Polymath, and executives from Goldman Sachs + Credit Suisse.
- Our portfolio of startups have raised over $100M+ in capital from 100,000+ investors all over the world.
- Ranked in Top 50 Global Startups from 67 countries by G-Startup Worldwide (judges included Tim Draper, Sequoia Capital, Softech and more).
- Ranked #1 for startup investing on App Store, Top 10 for fundraising and investing, App Store Top 100 in Finance.
- Ranked Top 25 Accelerators Globally & Top 500 Venture Investors by Crunchbase
- Want to see first-hand what Newchip is all about? Apply at: www.newchip.com

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $752,606.15 compared to the year ended December 31, 2018, when the Company had revenues of $42,879.73. Our gross margin was 98.28% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $205,936, including $6,280 in cash. As of December 31, 2018, the Company had $226,477.86 in total assets, including $152,504 in cash.
- *Net Loss.* The Company has had net losses of $904,247.18 and net losses of $1,980,202.30 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $3,728,812.71 for the fiscal year ended December 31, 2019 and $3,055,298.66 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,612,650.30 in SAFEs and Convertile Notes.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Newchip Inc. cash in hand is $61,388.10, as of April 2020. Over the last three months, revenues have averaged $190,000/month, cost of goods sold has averaged $4,000/month, and operational expenses have averaged $187,500/month, for an average burn rate of $1,500 per month. Our intent is to be profitable in 15 months.

2020 saw our Accelerator grow dramatically due to some new staff brought on board and revamped curriculum. Revenues are pushing $200,000 despite the Covid-19 crisis, however payment plans mean we manage our cash flows carefully.

Sustainable profitability is around the corner. We expect to increase our revenues to the 300k+ range over the next 6 months due to synergistic products. We've endeavored to secure ourselves by improving our cash position and are committed to keeping costs under control as we expand the top line. We expect some growth assistance from investors.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -120%

Gross Margin: 98%

Return on Assets: -439%

Earnings per Share: -$0.07

Revenue per Employee: $41,811

Cash to Assets: 3%

Revenue to Receivables: ~

Debt Ratio: 1,889%

Newchip GAAP Financials 2019 for CFAR WeFunder.pdf

Newchip GAAP Financials 2018 for CFAR WeFunder.pdf

Risks

1. We are an early stage company and have not yet generated any profits. Newchip was formed in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Newchip has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

2. Our financials statements were prepared on a "going concern" basis. Certain matters, as described below and in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. However, based on management's assessment of operations and financing, they determined that the substantial doubt is alleviated. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

3. Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4. We are reliant on one main type of service and our partners. All of current services are variants on one type of service to our partners. Our revenues are therefore dependent upon the market for online capital formation.

5 We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Ryan Rafols, Cofounder Nihar Patel, and COO Keagan Wernicke, and our advisory, engineering and marketing teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs or to meet the advisory burden that may be placed on on us in the future. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

6 Newchip, its providers, and partners are vulnerable to hackers and cyber attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, the issuer companies that utilize our platform, and partners. Further, any significant disruption in service on the Newchip platform or in its computer systems could reduce the attractiveness of the Newchip platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technologies. Any disruptions of services or cyber attacks either on our technology providers or on Newchip could harm our reputation and materially negatively impact our financial condition and business.

7 We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies viewable in our platform network. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

8 We face significant market competition. We help facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory or business model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

9 Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

10 Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

11 We are offering a discount to certain classes of investors. These investments may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company based on an earlier investment.

12 Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

13 Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than expected to our stockholders, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

14 There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets, there may not be frequent trading and therefore no market price for our stock.

15 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

16 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nihar Patel	Chief of Staff @ Newchip Inc.	2018
Matt Bell	President @ Bell Interactive	2016
Ryan Rafols	CEO @ Newchip	2016

Officers

OFFICER	TITLE	JOINED
Nihar Patel	Secretary	2018
Keagan Wernicke	COO	2020
Ryan Rafols	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ryan Rafols	8,300,000 Class B Common Stock	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
10/2018	$611,414	SAFE
04/2019	$567,356	Convertible Note
05/2018	$1,369,000	SAFE
09/2017	$631,000	SAFE

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/30/2019	$567,356	5.0%	25.0%	$28,000,000	05/01/2021

Outstanding Debts

None.

Related Party Transactions

Name	Matt Bell
Amount Invested	$17,500
Transaction type	Other
Issued	12/25/2017
Relationship	Director

Matt Bell is on our Board, and we hired his agency for contract work for marketing.

Use of Funds

$50,000	50% -- Marketing and advertising 45% -- technology development and revenue generating activities 5% -- Wefunder intermediary fee
$1,070,000	25% -- Marketing and advertising 20% -- technology development and revenue generating activities 50% -- Hire development and marketing staff 5% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	10,000,000	5,439,453	Yes
Class B Common Stock	10,000,000	8,300,000	Yes
Preferred Stock	10,000,000	0	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.